UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o     Total accesses reached 91,9 million in 3Q12 (+11.6% y-o-y), 76.8 million of which in the mobile business (+14.6% y-o-y) and 15.1 million in the fixed-line business (-1.6% y-o-y);

o     In the mobile market, the market share totaled 29.7% in September 2012 (+0.2 p.p. y-o-y);

o     Undisputable leadership in the higher revenue segments, recording 36.9% market share in the postpaid market. In the segment of datacards Vivo recorded 48.1% of the market share;

o     Fixed broadband accesses moved up by 5.7% y-o-y to 3.8 million accesses;

o    Superior quality of the fixed services remaining among the best two companies in the industry in the IDA (Attendance Index measured by Anatel) and leadership in customer satisfaction;

o     Focus on quality and new integrated offers between fixed and mobile produce increased retention of fixed voice customers (-57 thousand net additions in 3Q12 compared to -114 thousand in 2Q12 and -97 thousand in 1Q12), supported by a better performance in the corporate segment and lower loss of accesses in the residential segment;

o    Mobile ARPU grew by 1.1% over last quarter due to the increase in data revenue and reasonable purchases and disconnection of accesses;

o    Mobile Services Revenue maintained its high annual growth, recording a positive variation of 8.1% in 3Q12 (11% excluding the MTR effect), driven by the Data and VAS revenue;

o     Fixed Service Revenues dropped by 7.3% annually, a strong decceleration in comparison to the last quarter, which registered a decrease of 11.7%.

o     Operating costs increased less than the revenue growth, evidencing an efficient cost control;

o    The EBITDA reached R$2,911.2 million in the quarter (+3,1% y-o-y). The annual evolution is affected by non-recurring events, generating a positive effect of R$40.4 million in 3Q12 due to the sale of non strategic assets;

o    EBITDA Margin of 34.4% in the quarter (+0.3 p.p. y-o-y) presenting an adjusted margin of 33.9%;

o    Cash flow after investment activities reached R$3,737.5 million. We grew 27% over the same period in the year to date of 2012.

o    Declaration of Interim Dividends in the amount of R$ 1,122.52 million.

Notes: (1) y-o-y: 12 month change; (2) q-o-q: change over the previous quarter and (3) y-t-d: year to date.

Highlights

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%
Net Operating Revenues	8,463.3	8,243.5	2.7	8,293.1	2.1	25,021.1	24,571.4	1.8
Net Operating Services Revenues	8,200.6	8,075.0	1.6	8,067.7	1.6	24,408.5	23,780.2	2.6
Net operating mobile services revenues	5,078.2	4,959.7	2.4	4,697.9	8.1	14,962.1	13,535.4	10.5
Net operating fixed revenues	3,122.4	3,115.3	0.2	3,369.8	(7.3)	9,446.5	10,244.8	(7.8)
Net handset revenues	262.7	168.5	55.9	225.4	16.6	612.6	791.3	(22.6)
Operating costs	(5,552.1)	(5,150.6)	7.8	(5,468.5)	1.5	(16,169.7)	(15,844.4)	2.1
EBITDA	2,911.2	3,092.9	(5.9)	2,824.5	3.1	8,851.5	8,727.1	1.4
EBITDA Margin %	34.4%	37.5%	(3.1) p.p.	34.1%	0.3 p.p.	35.4%	35.5%	(0.1) p.p.
Net income	935.8	1,085.5	(13.8)	1,332.3	(29.8)	2,977.9	3,610.1	(17.5)
Capex	963.6	1,143.5	(15.7)	1,226.3	(21.4)	3,271.6	3,788.6	(13.6)
Total number of accesses (thousand)	91,892	90,858	1.1	82,372	11.6	91,892	82,372	11.6
Mobile accesses	76,806	75,720	1.4	67,038	14.6	76,806	67,038	14.6
Fixed accesses	15,087	15,138	(0.3)	15,333	(1.6)	15,087	15,333	(1.6)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the third quarter of 2012, presented in accordance with International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 9M11 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

Mobile business

OPERATING PERFORMANCE

Thousand	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%
Mobile accesses	76,806	75,720	1.4	67,038	14.6	76,806	67,038	14.6
Postpaid	17,955	17,177	4.5	15,359	16.9	17,955	15,359	16.9
Prepaid	58,851	58,542	0.5	51,679	13.9	58,851	51,679	13.9
Market Share (*)	29.7%	29.6%	0.1 p.p.	29.5%	0.2 p.p.	29.7%	29.5%	0.2 p.p.
Postpaid	36.9%	36.6%	0.3 p.p.	36.8%	0.1 p.p.	36.9%	36.8%	0.1 p.p.
Mobile broadband (modem only)	48.1%	49.2%	-1,1 p.p.	n.d.	n.d.	n.d.	n.d.	n.d.
Net additions	1,086	936	16.0	2,989	(63.7)	5,252	6,746	(22.1)
Market Share of net additions (*)	39.8%	17.6%	22.1 p.p.	29.9%	9.9 p.p.	31.1%	27.6%	3.5 p.p.
Market penetration	131.6%	130.4%	1.2 p.p.	116.4%	15.1 p.p.	131.6%	116.4%	15.1 p.p.
Monthly churn	3.5%	3.8%	(0.4) p.p.	2.9%	0.6 p.p.	3.3%	2.8%	0.5 p.p.
ARPU (R$/month)	22.2	21.9	1.1	23.9	(7.1)	22.2	23.9	(7.1)
Voice ARPU	16.0	15.9	0.9	17.7	(9.8)	16.1	18.0	(10.3)
Data ARPU	6.2	6.0	3.3	6.1	0.8	6.0	5.8	4.3
Total traffic (minutes million) (**)	27,988	26,239	6.7	24,380	14.8	79,352	67,671	17.3

(*) source: Anatel
(**) retroactively adjusted due to systemic rereading.

o Total accesses increased by 14.6% over 3Q11, closing the quarter with 76,806 thousand accesses.

o Market share recorded a slight annual growth by reaching 29.7% (+0.2 p.p. y-o-y). In the post-paid market segment we continued expanding our leadership with 36.9% market share (+0.1 p.p. y-o-y). In this quarter we led the market share of net additions with 43.6%.

o We continue to lead the market share of datacards with 48.1% of the market, thus showing Vivo’s differential in relation to network quality and 3G / HSPA+ coverage.

o Total net additions reached 1,086 thousand accesses and a market share of net additions of 39.8% in 3Q12. The y-o-y comparison is affected by the adoption of our strict disconnection policy which applies to customers that meet two conditions at the same time: no recharge activity for 60 days after expiration of previous recharge and 60 days with no traffic.

o This quarter we also managed to improve the customer mix with 72% of the new additions composed by postpaid plans.

o ARPU reached R$22.2, a growth of 1.1% over the previous quarter due to the growth in the data ARPU. In the y-o-y comparison, there was a drop of 7.1% due to the reduction in the MTR and higher proportion of prepaid and hybrid plan customers in relation to the same period of 2011. Excluding the mentioned regulatory impact, the ARPU would record a reduction of 4.6% in the quarter.

o Total traffic grew by 14.8% over 3Q11 due to the growth of our customer base.

o The recharge activity is worthy of mention, having continued to record a strong growth in the quarter (+21% y-o-y), higher than the growth in the prepaid customer base (+14% y-o-y).

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%

Net operating mobile revenues	5,340.9	5,128.2	4.1	4,923.2	8.5	15,574.6	14,326.7	8.7
Net service revenues	5,078.2	4,959.7	2.4	4,697.9	8.1	14,962.1	13,535.4	10.5
Access and Usage	2,717.3	2,650.5	2.5	2,439.8	11.4	7,967.6	7,063.2	12.8
Network usage	936.3	942.3	(0.6)	997.3	(6.1)	2,864.0	3,095.6	(7.5)
Data Revenues plus VAS	1,414.2	1,351.1	4.7	1,206.4	17.2	4,083.6	3,307.4	23.5
Messaging P2P	482.3	465.5	3.6	406.9	18.5	1,394.2	1,088.9	28.0
Internet	705.3	674.5	4.6	606.0	16.4	2,043.5	1,720.9	18.7
Other Data Revenues plus VAS	226.6	211.1	7.3	193.5	17.2	645.9	497.6	29.8
Other services	10.4	15.8	(34.2)	54.4	(80.9)	46.9	69.2	(32.3)
Net handset revenues	262.7	168.5	55.9	225.4	16.6	612.6	791.3	(22.6)

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenue according to origin.

Net mobile service revenues in the quarter recorded a material growth of 8.5% y-o-y, driven by the voice revenue and by data and internet services consumption, even though affected by regulatory impacts. Excluding this effect, the mobile net revenue would be 11.2% higher in comparison with 3Q11.

Access and usage revenues increased by 11.4% y-o-y, driven by the continued growth in prepaid recharges and by the growth in the “Vivo Ilimitado” postpaid customer base.

Network usage revenues decreased by 6.1% in comparison to 3Q11 and only by 0.6% in relation to 2Q12, mainly due to the reduction of MTR.

Data and VAS (Value Added Services) revenues continued to record a strong growth of 17.2% over 3Q11. This is mainly due to the growth in sales of smartphones and new 3G Plus plans, besides the increased sales of data plans to prepaid customers.

Data and VAS revenues accounted for 27.8% of mobile net service revenues in the quarter, 2.2 p.p. up over the same period last year. Considering outgoing revenue only, data and VAS would represent 34.1% in the third quarter of 2012.

SMS revenues increased by 18.5% y-o-y, accounting for 34% of the Data and VAS revenue.

Mobile internet revenues increased by 16.4% in comparison to 3Q11 and 4.6% in relation to 2Q12, accounting for 49.9% of total data revenues in the quarter, driven by the increase in sales of modems and smartphones with plans and packages, especially the 3G Plus plans.

Other Data and VAS Revenues increased by 17.2% y-o-y, mainly due to the sales growth of “Vivo Direto” and the performance of interactive services. In this sense, we highlight the services “Vivo Informa”, “Torpedo Recado”, “Vivo Kantoo”, “Vivo Segurança Online”, e-health service, “Vivo som de chamada” in addition to subscription of applications.

The annual increase of 16.6% and quarterly increase of 55.9% of the net handset revenues is mainly explained by higher sales of smartphones and increased participation in the postpaid clients in the gross additions over the period.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%
Fixed voice	10,714	10,771	(0.5)	11,090	(3.4)	10,714	11,090	(3.4)
Residential	7,226	7,329	(1.4)	7,675	(5.8)	7,226	7,675	(5.8)
Corporate	2,887	2,842	1.6	2,764	4.5	2,887	2,764	4.5
Others (*)	600	599	0.2	652	(7.9)	600	652	(7.9)
Fixed broadband	3,754	3,717	1.0	3,551	5.7	3,754	3,551	5.7
Pay TV	619	650	(4.8)	693	(10.6)	619	693	(10.6)
Fixed accesses	15,087	15,138	(0.3)	15,333	(1.6)	15,087	15,333	(1.6)
% broadband over fixed voice accesses	35.0%	34.5%	0.5 p.p.	32.0%	3.0 p.p.	35.0%	32.0%	3.0 p.p.
(*) Includes public lines, internaly used lines and test lines.

o Fixed-line accesses recorded a slight reduction over the same period last year totaling 15,087 thousand accesses in 3Q12. We also recorded a substantial increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 32.0% in 3Q11 to 35.0% in 3Q12.

o Fixed voice accesses closed the quarter at 10,714 thousand, representing a drop of 3.4% in 3Q12. Worthy of mention is the level of net additions in the quarter which, despite still being negative, improved in 50% comparing to last quarter, explained by the better performance both in the corporate and residential segments, the latter benefited by the growth in the customer base of classic lines.

o The improvement in the perception of quality reflected through the leadership of fixed CSI (Customer Satisfaction Index) and convergent campaigns such as “Vivo Favoritos”, are indicators of operational progress.

o Fixed broadband accesses increased by 5.7% y-o-y, closing at 3,754 thousand in 3Q12, driven by sales of broadband through ADSL and the increase in the number of houses connected to the Vivo Fiber service, whose accesses reached 104 thousand in the quarter.

o Pay TV accesses recorded a reduction of 10.6% y-o-y, recording 619 thousand subscribers in the quarter, a consequence of the reduction in the commercial activity for this service due to the launching of the Vivo TV Fiber on past October.

NET OPERATING REVENUES

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%

Net operating fixed revenues	3,122.4	3,115.3	0.2	3,369.8	(7.3)	9,446.5	10,244.8	(7.8)
Fixed voice and accesses	1,722.2	1,725.4	(0.2)	1,989.2	(13.4)	5,251.2	6,181.1	(15.0)
Interconnection	118.5	113.2	4.7	113.1	4.7	350.4	346.9	1.0
Data transmission	887.0	886.9	0.0	876.6	1.2	2,666.1	2,551.1	4.5
Pay TV	144.3	150.7	(4.3)	177.2	(18.6)	452.6	474.5	(4.6)
Other services	250.5	239.1	4.8	213.7	17.2	726.2	691.2	5.1

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (Vivo Fixo and Vivo Box).

Fixed-line net revenues softened the downward trend seen in past quarters by reducing 7.3% in the year. The better performance is  mainly due to the new fixed-mobile integrated promotions such as “Vivo Favoritos”, which stimulated positive net additions of classic fixed lines and to the performance in the corporate segment.

Voice and accesses revenues decreased by 13.4% in relation to 3Q11, showing reduced decrease in relation to the annual drop of 17% in the last quarter. The revenue is negatively affected by the reduction of the Fixed-Mobile VC1 as of February 2012. Excluding said regulatory impact, voice and accesses revenue would record a reduction of 10.6% in the quarter.

Network usage revenues grew 4.7% over 3Q11 due to the growth of the incoming traffic with fixed termination in the period.

Data revenues grew by 1.2% in relation to 3Q11, in face of an increasingly competitive environment. This positive evolution was due to the growth in accesses in Vivo Fiber, ADSL and Cable customers.

In 3Q12, Pay TV revenues recorded drop of 18.6% y-o-y and of 4.3% in relation to 2Q12. Such performance reflects the reduction in the commercial activity for this service, anticipating the launching of the Vivo TV Fiber platform in October.

Other Services revenues grew by 17.2% in relation to 3Q11, due to accounting reclassifications. Excluding this effect this revenue would have grown 1.4% in the period.

Consolidated Operating Costs

OPERATING COSTS

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%

Operating costs	(5,552.1)	(5,150.6)	7.8	(5,468.5)	1.5	(16,169.7)	(15,844.4)	2.1

Personnel	(582.6)	(544.1)	7.1	(581.3)	0.2	(1,840.4)	(1,677.6)	9.7
Costs of services rendered	(2,558.1)	(2,342.7)	9.2	(2,687.4)	(4.8)	(7,586.2)	(7,768.5)	(2.3)
Interconnection	(977.2)	(991.5)	(1.4)	(1,146.9)	(14.8)	(3,037.5)	(3,385.7)	(10.3)
Taxes and contributions	(453.1)	(453.4)	(0.1)	(452.2)	0.2	(1,419.3)	(1,281.4)	10.8
Third-party services	(838.4)	(803.5)	4.3	(785.2)	6.8	(2,416.7)	(2,268.9)	6.5
Others	(289.4)	(94.3)	206.9	(303.1)	(4.5)	(712.7)	(832.5)	(14.4)
Cost of goods sold	(465.5)	(403.9)	15.3	(451.0)	3.2	(1,293.4)	(1,352.3)	(4.4)
Selling expenses	(1,658.5)	(1,610.0)	3.0	(1,521.0)	9.0	(4,827.4)	(4,427.4)	9.0
Provision for bad debt	(167.2)	(158.6)	5.4	(152.1)	10.0	(507.7)	(427.6)	18.7
Third-party services	(1,366.8)	(1,325.4)	3.1	(1,230.4)	11.1	(3,941.5)	(3,609.3)	9.2
Others	(124.5)	(126.0)	(1.2)	(138.5)	(10.1)	(378.2)	(390.5)	(3.1)
General and administrative expenses	(236.6)	(308.6)	(23.3)	(250.4)	(5.5)	(813.2)	(703.4)	15.6
Third-party services	(171.3)	(225.6)	(24.1)	(184.8)	(7.3)	(603.8)	(540.0)	11.8
Others	(65.3)	(83.0)	(21.3)	(65.6)	(0.5)	(209.4)	(163.4)	28.1
Other operating revenue (expenses), net	(50.8)	58.7	n.a.	22.5	n.a.	190.9	84.8	125.1

Total operating costs, excluding depreciation and amortization expenses, remained under control, having increased by 1.5% and totaling R$5,552.1 million in the quarter. This increase was mainly due to the growth in selling expenses, partially offset by the reduction of costs due to the MTR and improved administrative costs control.

Personnel costs remained stable when compared to 3Q11 and increased by 7.1% in relation to the previous quarter, mainly reflecting the collective bargaining entered into in September. The annual growth was 0.2%, quite below the acummulated annual variation in 2012 of 9.7%, evidencing capturing of synergies in this line.

The cost of services rendered in 3Q12 dropped by 4.8% in relation to 3Q11, mainly due to the regulatory impact resulting from the MTR reduction. The variation in the quarter of 9.2% is related to the reversal of the provision in 2Q12 .

The cost of goods sold in 3Q12 grew by 3.2% in relation to 3Q11, and 15.3% over the last quarter. This increase is primarily due to the increased sales of smartphones in face of higher sales of postpaid plans.

Selling expenses recorded an increase of 9.0% y-o-y, evidencing control in relation to the growth in the customer base of 11.6% in the period. These expenses were also impacted by expenditure on call center and variable expenses with selling commissions.

The Provision for Doubtful Accounts (PDA) totaled R$167.2 million in 3Q12, corresponding to 1.3% of total gross revenues, remaining stable in relation to 2Q12.

Even facing a macro-economic environment of increasing of defaults we kept our efficiency through the continuous improvement process in the concession of credit and collection procedures, in addition to the higher rationality in customer acquisition.

General and administrative expenses decreased by 5.5% in 3Q12 when compared to the 3Q11. The y-o-y variation recorded a strong reduction if compared to the year to date variation of 15.6% growth, demonstrating the strict cost control performed by the management, besides the punctual savings related to contract renegotiation.

Other net operating revenues (expenses) recorded expenses of R$50.8 million in 3Q12, mainly due to the increase in the provision for contingencies inherent to the business, partially offset by sales of non-strategic assets in the amount of R$40.4 million.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$2,911.2 million in 3Q12, increase of 3.1% over 3Q11 and EBITDA Margin of 34.4% (+0.3 p.p. y-o-y). This result is affected by sales of non-strategic assets in the amount of R$40.4 million. Due to the regulatory measures of the MTR reduction, there was an impact on the EBITDA of -R$68.5 million in the quarter.

The accumulated 2012 EBITDA, recorded R$8,851.4 million, an increase of 1.4% over the same period of last year.

Depreciation and Amortization

DEPRECIATION

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%
EBITDA	2,911.2	3,092.9	(5.9)	2,824.5	3.1	8,851.5	8,727.1	1.4
Depreciation and Amortization	(1,385.1)	(1,352.4)	2.4	(1,396.0)	(0.8)	(4,055.8)	(3,809.6)	6.5
Depreciation	(933.7)	(906.9)	3.0	(950.8)	(1.8)	(2,721.7)	(2,702.4)	0.7
Amortization of intangibles (*)	(199.2)	(199.2)	-	(201.8)	(1.3)	(597.6)	(398.4)	50.0
Others amortizations	(252.2)	(246.3)	2.4	(243.3)	3.6	(736.5)	(708.9)	3.9
EBIT	1,526.1	1,740.5	(12.3)	1,428.6	6.8	4,795.7	4,917.5	(2.5)
(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization remained practically flat decreasing by -0.8 in the y-o-y comparison.

Financial Result

NET FINANCIAL INCOME

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%

Net Financial Income	(36.1)	(66.4)	(45.6)	(40.7)	(11.2)	(165.6)	(86.0)	92.6

Financial Revenues	212.9	283.1	(24.8)	382.1	(44.3)	832.4	908.5	(8.4)
Income from Financial Transactions	65.9	41.4	59.2	100.7	(34.6)	183.3	321.6	(43.0)
Monetary and exchange variations	72.3	162.6	(55.5)	194.1	(62.7)	430.8	392.9	9.7
Other financial revenues	74.7	79.1	(5.6)	87.4	(14.5)	218.2	194.0	12.4
Financial Expenses	(249.0)	(349.5)	(28.8)	(422.8)	(41.1)	(997.9)	(994.5)	0.3
Financial Expenses	(196.3)	(192.4)	2.0	(243.2)	(19.3)	(610.7)	(606.7)	0.7
Monetary and exchange variations	(52.7)	(157.1)	(66.5)	(179.6)	(70.7)	(387.2)	(382.7)	1.2
Other financial expenses	-	-	n.a.	-	n.a.	-	(5.0)	n.a.

The net financial income decreased by R$4.6 million in 3Q12 over 3Q11, due to the lower net indebtedness in the period.

Net Income

The Net Income of R$935.8 million in 3Q12 represents a reduction of 29.8% when compared to the net income in 3Q11, mainly due to the positive impact generated by the declaration of Interest on Own Capital in the same period of last year.

Capex

CAPEX

R$ million	Consolidated	Consolidated	Consolidated	Consolidated	Combined
	3Q12	2Q12	3Q11	9M12	9M11
Network	714.6	790.5	908.4	2,408.7	2,093.7
Technology / Information System	113.0	196.9	161.8	392.3	464.4
Products and Services, Channels, Administrative and others	136.0	156.2	156.2	470.6	1,230.5
Total	963.6	1,143.5	1,226.3	3,271.6	3,788.6

Capex recorded in the year came to R$3,271.6 million, 10% higher than in last year, when excluding the license purchased in 2011 in the amount of R$ 811.8 million. Thus, Capex reached 13% of the Net Operating Revenue in 2012 in relation to 12% recorded in 2011.

The investments for 2012 are focused on quality assurance and capacity to support growth of data and voice traffic.

The Company also continued driving investments to expand its customer base expansion in fiber services and in the corporate segment.

Cash Flow

STATEMENTS OF CASH FLOW

			∆ R$		∆ R$			∆ R$
R$ milion	3Q12	2Q12	3Q12 x 2Q12	3Q11	3Q12 x 3Q11	9M12	9M11	1H12 x 1H11
Cash generation provided by operating activities	2,780.3	1,906.5	873.8	2,395.2	385.1	6,820.4	6,315.6	504.8
Cash applied by investing activities	(721.5)	(788.4)	66.9	(1,021.1)	299.6	(3,082.9)	(3,380.2)	297.3
Cash flow after investing activities	2,058.8	1,118.1	940.7	1,374.1	684.7	3,737.5	2,935.4	802.1
Cash applied by financing activities	2,575.5	(2,189.8)	4,765.3	(900.6)	3,476.1	62.1	(3,499.4)	3,561.5
Cash flow after financing activities	4,634.3	(1,071.7)	5,706.0	473.5	4,160.8	3,799.6	(564.0)	4,363.6
Cash and Equivalents at the beginning	2,105.6	3,177.3	(1,071.7)	2,660.0	(554.4)	2,940.3	3,697.5	(757.2)
Cash and Equivalents at the end	6,739.9	2,105.6	4,634.3	3,133.5	3,606.4	6,739.9	3,133.5	3,606.4

The operating cash generation of R$2,780.3 million in 3Q12 was R$385.1 higher in comparison with the 3Q11. Cash in investment activities recorded a decrease of R$299.6 million in the period due to higher volume of resources coming from sales of non core assets. As a consequence, the cash flow after investingactivities recorded R$2,058.8, an increase of R$684.7 million over the same period of the previous year.

In comparison with 2Q12, the operating cash generation increased R$873.8 million, due to the annual regulatory payment on April, meanwhile the cash in investment activities increased R$66.9 million. Thus, the cash after investing activities increased R$940.7 million in the period.

In the year-to-date, the cash flow after investment activities has already recorded R$3,737.5 million (+27% yoy).

Indebtedness

LOANS AND FINANCING
(R$ million)

September 2012

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency
BNDES	UR TJLP	TJLP + 0.00% until 9.7%	Until 2016	736.3	2,346.3	3,082.6
BNDES	R$	4.5% until 5.5%	Until 2020	28.4	151.3	179.7
BNB	R$	10.0%	Until 2016	113.9	250.6	364.5
Debêntures	R$	106% until 112% of CDI	Until 2013	128.6	640.0	768.6
Debêntures	R$	IPCA+0.5% until IPCA+7%	Until 2021	5.9	163.2	169.1
Others			Until 2018	6.9	2,000.0	2,006.9
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	31.2	750.2	781.4
Resolução 4131	US$	4.1%	Until 2013	0.0	320.1	320.1
BNDES	UMBND	5.97% a.a.	Until 2019	1.5	443.9	445.4
Empréstimo Mediocrédito	US$	1.75%	Until 2014	6.2	3.0	9.2
Others			Until 2015	0.2	0.0	0.2
Total				1,059.5	7,067.5	8,127.0

SCHEDULE OF LONG-TERM OBLIGATIONS (R$ million)		NET FINANCIAL DEBT
September 2012		R$ million	September'12	June' 12	September'11
Year	Amount	Short-term Debt	1,059.5	1,033.6	1,283.6
2013	1,179.1	Long-term Debt	7,067.5	4,458.2	3,742.0
2014	1,197.4	Total Debt	8,127.0	5,491.8	5,025.6
2015	1,143.7	Cash and cash equivalents	(6,798.9)	(2,163.5)	(3,133.6)
2016	438.4	Net derivatives position	(244.8)	(212.1)	30.9
After 2017	3,108.9	Net debt	1,083.3	3,116.3	1,923.0
Total	7,067.5	Net debt/EBITDA	0.09	0.26	0.16

The Company closed 3Q12 with gross debt of R$8,127.0 million, 19.1% of which denominated in foreign currency. The increase of 61.7% in relation to 3Q11 is related to the funding from the BNDES and to the issue of Debentures in Sep/12 in the amount of R$ 2 billion.

The net debt totaled R$1,083.3 million by the end of 3Q12, representing 0.09 of the EBITDA in the last 12 months. In comparison with 3Q11, the net debt recorded a reduction of 43.7%, mainly explained by generation of cash by the Company. Due to the same reason, when compared to 2Q12, the net debt decreased by 65.2%. The foreign exchange exposure of the debt is 100% covered by hedge transactions (hedge).

Capital Market

Telefônica Brasil’s common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the tickers VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE under the ticker VIV.

VIVT3 and VIVT4 closed the quarter at R$40.19 and R$44.29, respectively, recording y-o-y decreases of 8.4% and 11.1%, versus a 13.1% increase in the Bovespa Index (Ibovespa) for the period from 30 September 2011 to 29 September 2012. The Company’s ADRs devaluated by 17.8% in the year, closing the quarter at US$21.74, versus the Dow Jones’s 23.1% increase in the period.

In the year of 2012, VIVT3 and VIVT4 daily traded volume averaged R$693.6 thousand and R$50,109.7 thousand, respectively, while daily traded ADR volume averaged US$42,621.7 thousand in the same period.

The table below shows share performance in the year:

Dividends

We hereby inform that the Board of Directors, at a meeting held on November 05, 2012, decided, ad referendum to the General Shareholders’ Meeting, the payment of dividends in the amount of R$1,122.5 million, based on the profit balance recorded in the June 2012 balance sheet, representing R$0.937417 per ON share and R$1.031158 per PN share, pursuant to the table below.

The payment of these interim dividends will be carried out starting as of December 12, 2012 to the holders of common and preferred shares of record as of the end of November 23, 2012. After such date, the shares will be deemed as “ex-dividends”.

The second payment of Dividends approved in the “AGO” (General Shareholders’ Meeting), to holders of common and preferred shares of record as of April 11, 2012, in the amount of R$877.5 million will start at December 12, 2012,representing a total of R$0.732386 per ON share and of R$0.805625 per PN share.

Telefônica Brasil

2012	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2012)	12/05/11	11/23/2012	1,122.5	1,122.5	ON	0.937417	0.937417	As of 12/12/2012
					PN	1.031158	1.031158
2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2011)	12/11/04	12/11/04	877.5	877.5	ON	0.732386	0.732386	As of 12/12/2012
					PN	0.805625	0.805625
Dividends (based on 2011)	12/11/04	12/11/04	1,075.6	1,075.6	ON	0.897706	0.897706	12/02/05
					PN	0.987477	0.987477
Interest on Own Capital (based on 2011)	11/12/12	12/29/2011	617.0	524.5	ON	0.514966	0.437720	12/02/05
					PN	0.566462	0.481492
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319058	11/03/11
					PN	0.350965	0.350964
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886505	11/03/11
					PN	1.147243	0.975156

Additional Notes

At September 10, 2012, a total of 200,000 simple, non-convertible debentures in the unit face value of R$10 thousand were issued, totaling the amount of R$2.0 billion reais. Interest paid on the debenture is at the rate of 100% of the CDI, added by a spread of 0.75% per year, and the maturity date thereof is September, 2017. The face value of each debenture shall be fully settled in one sole installment, at the maturity date. The proceeds obtained from the restricted offer of debentures were used in direct investments in 4th generation (4G) mobile telephony and for keeping liquidity and extending the maturity dates of other debts already incurred by the Company.

On November 5th, 2011, the Company announces its shareholders and the market in general that on this date the members of the Company´s Board of Directors approved the acquisition of common and preffered shares issued by the own Company for subsequent cancellation, disposal or maintenance in treasury, without reduction in the capital stock, for the purpose of increasing shareholder value. The repurchase will be effected through the use of part of the existing capital reserve on June 30, 2012, except the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80.

Beginning from the deliberation date of the Board of Directors, remaining in force until November 4th, 2013, being the acquisitions carried out in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits until a maximum of 2,894,534 common shares and until a maximum of 24,257,777 preferred shares.

CAPITAL STRUCTURE COMPOSITION

As of September 30, 2012	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	39.48
Capital stock - in thousands of R$ (as of 09/30/12):	37,798,100

INCOME STATEMENT

R$ million	Consolidated	Consolidated		Consolidated		Consolidated	Combined
	3Q12	2Q12	∆%	3Q11	∆%	9M12	9M11	∆%

Gross operating revenues	12,547.7	12,250.3	2.4	12,372.2	1.4	37,026.2	36,353.7	1.8

Net Operating Revenues	8,463.3	8,243.5	2.7	8,293.1	2.1	25,021.1	24,571.4	1.8

Mobile	5,340.9	5,128.2	4.1	4,923.2	8.5	15,574.6	14,326.7	8.7
Fixed	3,122.4	3,115.3	0.2	3,369.8	(7.3)	9,446.5	10,244.8	(7.8)

Operating costs	(5,552.1)	(5,150.6)	7.8	(5,468.5)	1.5	(16,169.7)	(15,844.4)	2.1

Personnel	(582.6)	(544.1)	7.1	(581.3)	0.2	(1,840.4)	(1,677.6)	9.7
Costs of services rendered	(2,558.1)	(2,342.7)	9.2	(2,687.4)	(4.8)	(7,586.2)	(7,768.5)	(2.3)
Interconnection	(977.2)	(991.5)	(1.4)	(1,146.9)	(14.8)	(3,037.5)	(3,385.7)	(10.3)
Taxes and contributions	(453.1)	(453.4)	(0.1)	(452.2)	0.2	(1,419.3)	(1,281.4)	10.8
Third-party services	(838.4)	(803.5)	4.3	(785.2)	6.8	(2,416.7)	(2,268.9)	6.5
Others	(289.4)	(94.3)	206.9	(303.1)	(4.5)	(712.7)	(832.5)	(14.4)
Cost of goods sold	(465.5)	(403.9)	15.3	(451.0)	3.2	(1,293.4)	(1,352.3)	(4.4)
Selling expenses	(1,658.5)	(1,610.0)	3.0	(1,521.0)	9.0	(4,827.4)	(4,427.4)	9.0
Provision for bad debt	(167.2)	(158.6)	5.4	(152.1)	10.0	(507.7)	(427.6)	18.7
Third-party services	(1,366.8)	(1,325.4)	3.1	(1,230.4)	11.1	(3,941.5)	(3,609.3)	9.2
Others	(124.5)	(126.0)	(1.2)	(138.5)	(10.1)	(378.2)	(390.5)	(3.1)
General and administrative expenses	(236.6)	(308.6)	(23.3)	(250.4)	(5.5)	(813.2)	(703.4)	15.6
Third-party services	(171.3)	(225.6)	(24.1)	(184.8)	(7.3)	(603.8)	(540.0)	11.8
Others	(65.3)	(83.0)	(21.3)	(65.6)	(0.5)	(209.4)	(163.4)	28.1
Other operating revenue (expenses), net	(50.8)	58.7	n.a.	22.5	n.a.	190.9	84.8	125.1

EBITDA	2,911.2	3,092.9	(5.9)	2,824.5	3.1	8,851.5	8,727.1	1.4
Margin %	34.4%	37.5%	(3.1) p.p.	34.1%	0.3 p.p.	35.4%	35.5%	(0.1) p.p.
Depreciation and Amortization	(1,385.1)	(1,352.4)	2.4	(1,396.0)	(0.8)	(4,055.8)	(3,809.6)	6.5
Depreciation	(933.7)	(906.9)	3.0	(950.8)	(1.8)	(2,721.7)	(2,702.4)	0.7
Goodwil amortization	(199.2)	(199.2)	0.0	(201.8)	(1.3)	(597.6)	(398.4)	50.0
Others amortizations	(252.2)	(246.3)	2.4	(243.3)	3.6	(736.5)	(708.9)	3.9

EBIT	1,526.1	1,740.5	(12.3)	1,428.6	6.8	4,795.7	4,917.5	(2.5)

Net Financial Income	(36.1)	(66.4)	(45.6)	(40.7)	(11.2)	(165.6)	(86.0)	92.6
Financial Revenues	212.9	283.1	(24.8)	382.1	(44.3)	832.4	908.5	(8.4)
Income from Financial Transactions	65.9	41.4	59.2	100.7	(34.6)	183.3	321.6	(43.0)
Monetary and exchange variations	72.3	162.6	(55.5)	194.1	(62.7)	430.8	392.9	9.7
Other financial revenues	74.7	79.1	(5.6)	87.4	(14.5)	218.2	194.0	12.4
Financial Expenses	(249.0)	(349.5)	(28.8)	(422.8)	(41.1)	(997.9)	(994.5)	0.3
Financial Expenses	(196.3)	(192.4)	2.0	(243.2)	(19.3)	(610.7)	(606.7)	0.7
Monetary and exchange variations	(52.7)	(157.1)	(66.5)	(179.6)	(70.7)	(387.2)	(382.7)	1.2
Other financial expenses	-	-	n.a.	-	n.a.	-	(5.0)	n.a.

Taxes	(554.2)	(588.6)	(5.8)	(55.7)	895.7	(1,652.2)	(1,221.4)	35.3

Net income	935.8	1,085.5	(13.8)	1,332.3	(29.8)	2,977.9	3,610.1	(17.5)

BALANCE SHEET

R$ million	Consolidated	Combined
	September/12	December/11	∆%

A S S E T S	68,661.8	65,490.0	4.8

Current assets	15,939.0	11,810.1	35.0
Cash and cash equivalents	6,739.9	2,940.3	129.2
Net accounts receivable from customers	5,196.7	5,105.9	1.8
Supply	463.8	471.7	(1.7)
Decoverable taxes	2,095.3	2,495.1	(16.0)
Bail of legal proceedings	217.4	116.4	86.8
Derivatives operations	1.7	1.9	(10.5)
Prepaid expenses	424.1	255.1	66.2
Credit from associated companies	34.7	40.3	(13.9)
Other assets	765.4	383.4	99.6
Non-Current Assets	52,722.8	53,679.9	(1.8)
Long-term assets	6,418.2	6,434.5	(0.3)
Accounts receivable from customers	83.8	84.9	(1.3)
Financial Investments	86.9	99.1	(12.3)
Decoverable taxes	756.3	1,015.0	(25.5)
Deffered taxes	1,136.6	1,428.9	(20.5)
Bail of legal proceedings	3,853.4	3,400.2	13.3
Derivatives operations	316.6	225.9	40.2
Credit from associated companies	18.8	20.2	(6.9)
Other assets	165.8	160.3	3.4
Investments	23.4	37.8	(38.1)
Net Permanent Assets	17,002.5	17,153.9	(0.9)
Net Intangible	29,278.7	30,053.7	(2.6)
L I A B I L I T I E S	68,661.8	65,490.0	4.8

Current liabilities	11,957.8	12,740.3	(6.1)
Payroll and related charges	465.4	495.6	(6.1)
Suppliers	4,754.3	6,037.5	(21.3)
Taxes	1,729.9	1,692.0	2.2
Loans and financing	918.2	988.4	(7.1)
Debentures	141.3	468.6	(69.8)
Dividends and interest on capital	1,292.9	973.0	32.9
Provisions	460.9	416.3	10.7
Derivatives operations	31.7	51.2	(38.1)
Payables to associated companies	36.0	66.5	(45.9)
Deferred revenues	1,338.0	761.3	75.8
Other liabilities	789.2	789.9	(0.1)
Non-Current Liabilities	12,360.7	9,418.9	31.2
Taxes	471.5	433.1	8.9
Deferred taxes	1,041.7	789.0	32.0
Loans and financing	4,265.4	3,959.1	7.7
Debentures	2,802.1	787.8	255.7
Provisions	3,566.2	3,147.1	13.3
Derivatives operations	41.8	78.4	(46.7)
Payables to associated companies	3.9	5.0	(22.0)
Deferred revenues	135.2	156.3	(13.5)
Other liabilities	32.9	63.1	(47.9)
Minority interest	-	5.1	n.a.

Shareholders' equity	44,343.3	43,325.7	2.3
Capital Stock	37,798.1	37,798.1	(0.0)
Capital Reserve	2,686.9	2,719.7	(1.2)
Profit Reserve	877.3	877.3	(0.0)
Premium for the stake acquisition	(70.4)	(29.9)	135.2
Other comprehensive income	13.0	7.5	72.9
Accumulated profits	3,038.4	-	n.a.
Additional dividends proposed	-	1,953.0	n.a.

TARIFFS - FIXED VOICE BUSINESS
LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924
Dec 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.a.	0.10423	0.03994

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.147	0.229	0.342	0.440
Dec 24, 2011	0.14927	0.23139	0.34686	0.45226

INTERCONNECTION TARIFFS				FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)				(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile	Fixed-Mobile
	TU-RL	TU-RIU	VUM	VC-1	VC-2	VC-3
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130	0.69918-0.78187	1.555	1.770
Sep 16, 2009	0.030	0.11573 (*)
Feb 13, 2010			0.39868-0.47130	0.70601-0.78950	1.571	1.787
Oct 8, 2010	0.028	0.11737 (*)
Dec 24, 2011	0.028 (**)	0.121 (**)
Feb 24, 2012	0.02848 (**)	0.12091 (**)	0.34880-0.40887	0.59149-0.70437	1.40121	1.59432
Aug 05, 2012	0.02854 (**)	0.116692 (**)
(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

Notes:

a) Effective as of 12/24/11, the maximum Local Service Basic Plan net tariffs, as per Anatel Act no. 8401, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

b) Effective as of 12/24/11, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act no.  8933, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

c) Effective as of 02/24/12, the Fixed-to-Mobile tariffs, as per Anatel Act no.  486 of January 24, 2012, were adjusted at -10.78% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III. At the same date, the absolute amounts of the adjustments to fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3, were approved. The adjustments became effective as of February 24, 2012. The new tariffs are valid for SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company’s concession area.

d) Anatel reduced the subscription price of  AICE (Individual Access - Special Class) to R$13.65 from R$24.82), according to Anatel Act no. 3,506, dated 06/21/12. A franchise of 90 minutes was included and the policy concerning new clients was changed. According to the new rule, the new beneficiaries must be included in the Single Registry of Social Programs (CadÚnico) from the Ministry of Social Development and the Combat against Hunger (MDS).

e) Until 12/31/2013, in the relationship among the STFC providers when the total outgoing local calls exceed the limit of 75% between two providers in the traffic, this alone is owed for the traffic beyond this limit.

Conference Call

In English

Date: November 6th, 2012 (Tuesday)

Time: 12:00 pm (Brasília) and 09:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Home/Login/458

A replay of the conference call can be accessed, after the event, until November 15, 2012, by dialing +1 (412) 317-0088, Code: 10018965#.

Telefônica Brasil – Investor Relations

Gilmar Roberto Camurra

Cristiane Barretto Sales

Carlos Raimar Schoeninger

Luis Carlos Plaster

Maria Tereza Pelicano David

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Telefone: +55 11 7420-1172

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/investidores

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

APPENDIX

Telesp

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/18/2011	03/18/2011	264.8	264.8	ON	0.490765	0.490765	11/03/11
					PN	0.539842	0.539842
Dividends (based on 2010)	03/18/2011	03/18/2011	1,429.3	1,429.3	ON	2.648987	2.648987	05/20/2011
					PN	2.913886	2.913886

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/14/2010	12/30/2010	202.0	171.7	ON	0.374376	0.318219	05/20/2011
					PN	0.411813	0.350041
Interest on Own Capital (based on 2010)	09/29/2010	09/30/2010	390.0	331.5	ON	0.722805	0.614384	12/13/2010
					PN	0.795085	0.675823
Dividends (based on 2010)	09/29/2010	09/30/2010	196.4	196.4	ON	0.363914	0.363914	12/13/2010
					PN	0.400305	0.400305
Dividends (based on 2009)	10/07/04	10/07/04	451.6	451.6	ON	0.837055	0.837055	12/13/2010
					PN	0.920760	0.920760
Dividends (based on 2009)	10/07/04	10/07/04	800.0	800.0	ON	1.482677	1.482677	04/26/2010
					PN	1.630944	1.630944

Vivo

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	11/03/11
					PN	2.632505	2.632505
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	11/02/06
					PN	2.632505	2.632505

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	11/03/11
					PN	0.275282	0.233990
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	11/02/06
					PN	0.275282	0.233990
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	10/25/2010
					PN	0.130303	0.110758
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	04/19/2010
					PN	0.130303	0.110758
Dividends (based on 2009)	10/09/02	02/26/2010	365.2	365.2	ON	0.913892	0.913892	10/25/2010
					PN	0.913892	0.913892
Dividends (based on 2009)	10/09/02	02/26/2010	365.2	365.2	ON	0.913892	0.913892	04/19/2010
					PN	0.913892	0.913892

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 6, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director